Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-265269, No. 333-265267, No. 333-238771, No. 333-238769, No. 333-218211, No. 333-204452, No. 333-182360 and No. 333-272496), and Form S-3 (333-277719) of our report dated March 14, 2025, relating to the consolidated financial statements of Eagle Bancorp Montana, Inc., as of December 31, 2024 and 2023 and for the years then ended, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 (which report expresses an unqualified opinion on the consolidated financial statements and an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in this Annual Report on Form 10-K for the year ended December 31, 2024.

/s/ Moss Adams LLP

Spokane, Washington

March 14, 2025